Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 2 DATED NOVEMBER 29, 2016
TO THE OFFERING CIRCULAR DATED OCTOBER 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated October 5, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of November 28, 2016, we had raised total gross offering proceeds of approximately $46.04 million (including the approximate $1.01 million received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 4.40 million of our common shares, with additional subscriptions for an aggregate of approximately 100,000 common shares that have been received by the Company but either not yet accepted or settled. Assuming the settlement for all subscriptions received as of November 28, 2016, 496,367 of our common shares remained available for sale to the public under our Offering, which represents less than 10% of the total offering amount.

The Offering is expected to terminate on or before November 24, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.